Exhibit E-3

                                              July 31, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

     Re: National Grid Transco plc, File No. 70-9849, Post-effective Amendment Nos. 2 and 4

Dear Sir or Madam:

     National Grid Transco plc ("National Grid") (formerly National Grid Group plc) has applied to the Securities and Exchange Commission ("Commission") in the above-referenced filings (the "Application") for an order deregistering National Grid Holdings One plc, National Grid (US) Investments, National Grid (Ireland) 1 Limited, and National Grid (Ireland) 2 Limited under section 5(d) of the Public Utility Holding Company Act of 1935, as amended (the "Act").

     As counsel for National Grid and its subsidiary companies, I deliver this opinion to you for filing as Exhibit E-3 to the Application.

     I am a member of the Law Society of England and Wales, the place of incorporation of National Grid, and of the Law Society of Scotland. I am not a member of the bars of any other country, or any of the United States, states in which certain National Grid subsidiaries are incorporated or qualified to do business, and do not hold myself out as an expert in the laws of such states. For purposes of this opinion, to the extent necessary, I have relied on advice from counsel employed or retained by National Grid, in particular, LeBoeuf, Lamb, Greene & MacRae, L.L.P.

     In connection with this opinion, I or attorneys in whom I have confidence, have examined originals or copies, certified or otherwise identified to our satisfaction, of such records and such other documents, certificates and corporate or other records as I have deemed necessary or appropriate as a basis for the opinions expressed in this letter. In my examination, I have assumed the genuineness of all signatures, the legal capacity of all persons, the authenticity of all documents submitted to me as originals, the conformity to original documents of documents submitted to me as certified or photostatic copies and the authenticity of the originals of such copies. As to various questions of fact material to such opinions, I have, when relevant facts were not independently established, relied upon statements contained in the Application.

     The opinions expressed below are subject to the following assumptions, qualifications, limitations, conditions and exceptions:

     (a) The Commission shall have duly entered an appropriate order or orders with respect to the proposed deregistration as described in the Application.


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     (b)  No act or event shall have occurred subsequent to the date hereof which would change the opinions expressed below.

     Based upon the foregoing and subject to the assumptions, qualifications, limitations, conditions and exceptions set forth herein, I am of the opinion that, in the event the Commission authorizes the deregistration of National Grid Holdings One plc, National Grid (US) Investments, National Grid (Ireland) 1 Limited, and National Grid (Ireland) 2 Limited as requested in the Application:

     (a) all state laws applicable to the proposed deregistration will have been complied with, and;

     (b) the deregistration will not violate the legal rights of the holders of any securities issued by National Grid, or by any associate company thereof.

     I hereby consent to the filing of this opinion as an exhibit to the Application.

                                   Very truly yours,



                                   /s/ Fiona B. Smith
                                   Group General Counsel
                                   National Grid Transco plc